Janover Inc.

6401 Congress Ave, Ste 250,

Boca Raton, Florida 33487

September 9, 2022

David Irving

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Janover, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted: July 27, 2022
CIK No. 0001805526

Dear Mr. Irving:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 11, 2022, relating to the above referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Prior Confidential Submission”). The Company is concurrently submitting via EDGAR this letter and is publicly filing a revised Registration Statement on Form S-1 (the “Form S-1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Prior Confidential Submission, all page references herein correspond to the page of the Prior Confidential Submission). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Form S-1.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on July 27, 2022

Cover Page

1.	We note your response to comment 2. Please revise the cover to include a discussion of any other rights or interests that Mr. Janover will have as a result of his preferred share ownership that will supersede the rights and interests of common stockholders. Please disclose that each share of Series A Preferred Stock is entitled to 10,000 votes on all matters on which common stock shall be entitled to vote, as applicable.

Response: We have revised our disclosure on the Cover Page to include a discussion of the rights or interests that Mr. Janover has as a result of his ownership of our, as designated, Series A Preferred Stock.

The Current Industry Problem and Our Opportunity, page 1

2.	We note your response to comment 5. Please revise the disclosure in the bulleted points discussing the current commercial lending industry to state those are your beliefs regarding the industry or substantiate your claims. Please revise the footnote related disclosure in the last paragraph in this section so your registration statement includes all of the information without directing to a third party document that is not an exhibit.

Response: Per the Staff’s comment, we have revised the disclosure in the Prospectus Summary to reflect the requested changes.

Risk Factors

There is ambiguity in our Simple Agreements for Future Equity, page 34

3.	Please further explain the terms of the SAFEs and why you believe the terms are uncertain and ambiguous, so that investors can assess the risk of whether the company will need to repay the purchase amount or issue shares of common stock. Please quantify in the risk factor the number of shares you may need to issue upon consummation of the offering.

Response: Please be advised that we have revised the risk factor to state that the purchasers of the Simple Agreements of Future Equity (“SAFEs”) purchased from the Company in 2020/2021 under Regulation CF (the “2020/2021 SAFEs”) have the option to either have their investment amount returned or to convert their 2020/2021 SAFEs into shares of common stock based on a conversion formula stated in the risk factor based on a $20 million valuation cap of the Company. We have included that in the event all of the 2020/2021 SAFEs are converted into common stock by the investors, the Company would issue an aggregate of 1,934,277 unregistered shares of common stock.

We have also included disclosure about the SAFEs issued by the Company in August 2022 under Regulation CF (the “2022 SAFEs”), including that in connection with this offering, the Company has the option to either continue the term of the 2022 SAFEs or convert the 2022 SAFEs into shares of common stock based on a $50 million valuation cap of the Company and a 20% discount to the offering price of the common stock in the offering. Once have determined a price range of the common stock in the offering, we will calculate and include the number of shares of common stock that we would be required to issue to the purchasers of the 2022 SAFEs in the event the Company chooses to convert the 2022 SAFEs.

Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court, page 36

4.	We note your response to our prior comment 9 and reissue in part. The heading to the risk factor seems to indicate that the exclusive forum is a state or federal court located within the State of Delaware, but the risk factor discussion seems to indicate that the Court of Chancery for the State of Delaware is the exclusive forum for certain actions, including any "derivative action." Please revise for consistency. Please also clarify if the exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suit brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also provide disclosure of the exclusive forum provision under "Description of Securities," at page 74.

Response: In response to the Staff’s comment, the Company has revised the risk factor as follows:

Exclusive Forum Selection

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder, including a beneficial owner, to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any officer, director, or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or our bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although our Amended and Restated Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the exclusive-forum provision be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

We have also included foregoing disclosure under "Description of Securities" of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Fiscal Year Ended December 31, 2021, compared to the Fiscal Year Ended December 31, 2020 page 47

5.	We note your response to prior comment 14 in our letter dated May 2, 2022. Please revise your next amendment to classify "Net Income" as "Net Income (Loss)" in the table on page 47 that provides certain selected financial information for the 2021 as compared to 2020.

Response: Per the Staff’s comment, we have revised the disclosure in Form S-1.

 Competitive Advantages, page 61

6.	We note your response to comment 16. Please expand your discussion as to how your multiple websites work as part of your "top of funnel" universe in your market. If true, clarify that these multiple websites and search engine results are not directing customers to multiple products and services, but rather directing them to types of financings the lenders you work with offer. Also indicate how you are able to determine that you have "used [y]our formula to create multiple websites that perform very well on search engines."

Response: Per the Staff’s comment, we have revised the disclosure in Form S-1.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call our securities counsel, Ross D. Carmel, Esq. at 212-658-0458; Ext. 1001 or Philip Magri, Esq. at (954) 303-8027.

Very truly yours,

/s/ Blake Janover
Blake Janover
Chief Executive Officer